Exhibit 99.2

Trading Symbol: EZM – TSX

NEWS RELEASE

August 10, 2005

Release 13-05

EUROZINC MINING CORPORATION

 REPORTS SECOND QUARTER CASH FLOW OF $34.2 MILLION AND DEBT REDUCTION OF $44.4 MILLION

(All dollar amounts are expressed in U.S. currency unless otherwise indicated)

EuroZinc Mining Corporation (“EuroZinc” or “the Company”) announced today that the strong financial performance during the quarter and the first half of 2005 has resulted in a reduction of $44.4 million in debt in the quarter. As well, a substantial reduction to the price participation loan was made on August 2, 2005 with a payment of $15.9 million, reducing the price participation loan to $5.7 million and the total net debt to under $60 million.

“Our intent is to position the Company for future growth by reducing debt, developing internal opportunities, including the acceleration of our exploration programs and keeping our eye on outside opportunities in our sector”, said C. K. Benner Vice-Chairman and CEO. The Company’s Neves-Corvo mine continues to produce at an annualized rate of 200 million pounds of contained copper for the year. While focused on mine cost improvements management is also focused on developing the optimum copper/zinc mine plan for Neves-Corvo. Recently completed 3D gravity inversion modeling on existing data has identified several targets not previously known. Diamond drilling will begin on both the Neves Corvo mine site and regional targets in early September with the arrival of a diamond drilling contractor. The exploration team in Portugal has been increased and preparations are underway for more aggressive exploration in the future.

Highlights for the second quarter 2005

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Net revenue of $58.8 million in the quarter and $122.2 million in the first half of 2005;

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Cash flow of $34.2 million (Cdn$0.08 per share – diluted) in the quarter and $54.1 million (Cdn$0.13 per share – diluted) in the first half of 2005;

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Net earnings of $13.8 million (Cdn$0.03 per share – diluted) in the quarter and $32.4 million (Cdn$0.08 per share – diluted) in  the first half of 2005;

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Total debt reduced by $44.4 million in the quarter and a further reduction of $15.9 million subsequent to end of quarter;

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Production of 52.9 million pounds (24,000 tonnes) of contained copper in concentrate during the quarter and 99.3 million pounds (45,029 tonnes) of contained copper in concentrate in the first half of 2005;

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Cash cost of $0.73 per pound of payable copper in the quarter and $0.75 per pound of payable copper in the first half of 2005; and

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Exploration drilling on the Zambujal ore body at Neves-Corvo yields high grade copper – zinc intersections.

Financial Highlights

Cash flow from operating activities was $34.2 million or $0.07 per share for the second quarter compared to $19.8 million or $0.04 per share for the first quarter. Net earnings in the quarter were $13.8 million or $0.03 per share compared to $18.6 million in the first quarter 2005. Net earnings decreased $4.8 million from the first quarter 2005 due primarily to a change in the amortization rate and fewer shipments.

EuroZinc will hold an investor conference call to discuss the Second Quarter 2005 Financials on Wednesday, August 10, at 11:00 AM Pacific Standard Time (2:00 PM Eastern Standard Time). To participate in the conference call please dial, toll free in North America 1-866-230-0621, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio web cast of the conference call will be available on EuroZinc’s website at www.eurozinc.com. Replays of the conference call will be available, toll free at 1-800-677-1564 or 402 220-1442 within the Toronto area or internationally (Passcode: 8505061). The web cast will also be archived on the EuroZinc website.

Additional information relating to the Company, including the Second Quarter 2005 Report, the 2004 Annual Consolidated Financial Statements, the Annual Information Form, and the Management Information Circular are available on the SEDAR website at www.sedar.com and the Company’s website at www.eurozinc.com.

EuroZinc is an international base metals mining company, headquartered in Vancouver B.C., Canada.  The company currently owns and operates the Neves Corvo copper mine and the Aljustrel zinc/lead/silver mine, which is presently under care and maintenance. Both mines are located in southern Portugal.  The company’s shares are traded on the Toronto Stock Exchange under the symbol EZM.

For further information please contact:

Colin K. Benner	Amjad J. Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com